Exhibit (a)(7)

Contacts:
Daniel Mahoney	Nicholas Manganaro
Chief Financial Officer	Sharon Merrill Associates, Inc.
Charles River Associates	crai@investorrelations.com
617-425-3505	617-542-5300

CHARLES RIVER ASSOCIATES (CRA) ANNOUNCES FINAL RESULTS OF
ITS MODIFIED DUTCH AUCTION TENDER OFFER

BOSTON, April 9, 2021 – Charles River Associates (NASDAQ: CRAI), a worldwide leader in providing economic, financial, and management consulting services, today announced the results of its previously announced modified “Dutch auction” self-tender offer to purchase for cash up to $25 million in value of shares of its common stock at a price not less than $66.25 and not greater than $76.00 per share. The tender offer expired at 5:00 pm, Eastern Time, on Monday, April 5, 2021.

Based on the final count by Computershare Trust Company, N.A., the depositary for the tender offer, a total of 417,300 shares of common stock were duly tendered and not withdrawn at or below the purchase price of $74.00. Because the number of shares tendered exceeds $25 million in value, the tender offer is oversubscribed. Therefore, in accordance with the terms and conditions specified in the tender offer, CRA will purchase shares of common stock from all tendering shareholders (excluding odd lots and conditional tenders where the condition was not satisfied) on a pro rata basis, disregarding fractions. Accordingly, on a pro rata basis, approximately 79.4% of shares of common stock for each shareholder (excluding odd lots) who properly tendered shares at or below the purchase price of $74.00 have been accepted for payment. In the aggregate, 337,837 shares of common stock were purchased at the same price of $74.00 per share for an aggregate purchase price of approximately $25 million, excluding fees and expenses related to the tender offer.

CRA will promptly pay for the common stock with funds borrowed under its revolving credit facility and cash on hand. Following consummation of the tender offer, CRA will have approximately 7.3 million shares of common stock outstanding. Any questions about the tender offer should be directed to the information agent, Georgeson LLC at (800) 676-0098.

About Charles River Associates (CRA)

Charles River Associates® is a leading global consulting firm specializing in economic, financial and management consulting services. CRA advises clients on economic and financial matters pertaining to litigation and regulatory proceedings, and guides corporations through critical business strategy and performance-related issues. Since 1965, clients have engaged CRA for its unique combination of functional expertise and industry knowledge, and for its objective solutions to complex problems. Headquartered in Boston, CRA has offices throughout the world. Detailed information about Charles River Associates, a registered trade name of CRA International, Inc., is available at www.crai.com. Follow us on LinkedIn, Twitter, and Facebook.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking” statements as defined in Section 21 of the Exchange Act.  These statements are based upon our current expectations and various underlying assumptions. Although we believe there is a reasonable basis for these statements and assumptions, and these statements are expressed in good faith, these statements are subject to a number of additional factors and uncertainties.  These factors include, but are not limited to, risks related to settlement of the tender offer. For further details of the risks to the tender offer, you should read our filings with the Securities and Exchange Commission related to the tender offer, including our Schedule TO and the documents referred to therein. Further information on the above factors and other potential factors that could affect our future business, operating results and financial condition is included in our Annual Report on Form 10-K for the year ended January 2, 2021 and other periodic filings with the Securities and Exchange Commission, including risks under the heading “Risk Factors.”  We cannot guarantee any future results, levels of activity, performance or achievement. We undertake no obligation to update any forward-looking statements after the date of this press release, and we do not intend to do so.